                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934


   For the period                        August 20, 2001 to August 24, 2001
                  --------------------------------------------



                                   JACADA LTD.

-------------------------------------------------------------------------------

                 (Translation of registrant's name into English)



                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel

--------------------------------------------------------------------------------

                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]             Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes [ ] No [X]

                                EXPLANATORY NOTE

Attached is:

1.  Press Release, released publicly on August 23, 2001.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    JACADA LTD.



                                    By:       /s/ Robert C. Aldworth
                                       ---------------------------------------
                                       Name:  Robert C. Aldworth
                                       Title: Chief Financial Officer


Dated: August 24, 2001


                                       2